                                                                 File No. 1-1098




                                   FORM 11-K




                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549




                                 ANNUAL REPORT




                           PURSUANT TO SECTION 15(d)

                                     of the

                        SECURITIES EXCHANGE ACT OF 1934




                  For the fiscal year ended December 31, 1994




                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM




                         The Columbia Gas System, Inc.
                               20 Montchanin Road
                          Wilmington, Delaware  19807

                             EMPLOYEES' THRIFT PLAN

                             OF COLUMBIA GAS SYSTEM

                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                        AS OF DECEMBER 31, 1994 AND 1993



Report of Independent Public Accountants  . . . . . . . . . . . . . . . . . . . . . . .   3

Statements of Net Assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5

Statement of Changes in Net Assets. . . . . . . . . . . . . . . . . . . . . . . . . . .   6

Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7

Schedule A - Statements of Net Assets . . . . . . . . . . . . . . . . . . . . . . . . .  14

Schedule B - Statement of Changes in Net Assets . . . . . . . . . . . . . . . . . . . .  21

Item 27(a) - Schedule of Assets Held for Investment Purposes. . . . . . . . . . . . . .  23

Item 27(d) - Schedule of Reportable Transactions. . . . . . . . . . . . . . . . . . . .  24

Federal Tax Consequences. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26





All other schedules are omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Thrift Plan Committee of the
  Employees' Thrift Plan of Columbia
  Gas System:


         We have audited the accompanying statements of net assets of the Employees' Thrift Plan of Columbia Gas System (the "Plan") as of December 31, 1994 and 1993, and the related statement of changes in net assets for the year ended December 31, 1994. These financial statements and schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

         We conducted our audits in accordance with Generally Accepted Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Employees' Thrift Plan of Columbia Gas System as of December 31, 1994 and 1993, and the changes in its financial status for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole, except as discussed in the following paragraph.

         As explained in the notes thereto, information certified by the trustees and presented in the schedule of assets held for investment purposes and the schedule of reportable transactions does not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

         As discussed in Note 2, on July 31, 1991, The Columbia Gas System, Inc. ("Columbia") and its wholly owned subsidiary Columbia Gas Transmission Corporation ("Transmission") filed separate voluntary petitions seeking protection under Chapter 11 of the Federal Bankruptcy Code. Columbia and Transmission are currently operating as debtors-in-possession subject to the jurisdiction of the Bankruptcy Court and filed plans of reorganization with the Court to emerge from Chapter 11. Although there can be no assurance Columbia and Transmission will be able to complete a successful reorganization or what the impact of such reorganization may be, the Plan is not included in the Chapter 11 filings and management does not currently believe the pendency and resolution of such filings will adversely affect the reported financial status of the Plan. Although it is management's intention to continue to operate the Plan, it is not possible to determine the ultimate effect, if any, of the bankruptcy proceedings upon the future operations of the Plan.



                                        ARTHUR ANDERSEN LLP

New York, New York

June 23, 1995

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM

                            STATEMENTS OF NET ASSETS


                                                        December 31, 1994                December 31, 1993
                                                        -----------------                -----------------
Assets
- ------

Investments:

Columbia Stock Fund                                         $155,378,724                      $145,239,646

Confederation Life GIC                                         6,838,984                         7,067,099

Fidelity Mutual Funds:

    Retirement Money Market Portfolio                         28,275,251                        25,147,456
    Ginnie Mae Portfolio                                              --                         4,047,167
    Magellan Fund                                             19,562,197                        16,198,590
    Contrafund                                                 1,871,184                                --
    Growth Company Fund                                          792,201                                --
    Growth & Income Portfolio                                 18,037,123                        16,292,041
    Intermediate Bond Fund                                    44,825,705                        55,415,046
    Overseas Fund                                              8,062,282                         6,314,414
    Europe Fund                                                  882,814                                --
    Pacific Basin Fund                                         1,193,399                                --
    Balanced Fund                                             13,775,972                        13,657,686
    Capital Appreciation Fund                                    760,419                                --
    Short-Term Bond Portfolio                                  2,942,976                                --
    U.S. Equity Index Portfolio                               38,689,121                        41,091,202

ESOP (Note 5)                                                 33,309,119                        31,714,837
                                                            ------------                      ------------

                                                             375,197,471                       362,185,184


Employer Contributions Receivable                                984,750                           934,189

Participant Deposits Receivable                                1,730,644                         1,648,240
                                                            ------------                      ------------


     Total Assets                                           $377,912,865                      $364,767,613


Liabilities
- -----------


ESOP Loan Payable (Note 5)                                  $ 86,992,707                      $ 86,992,707

Interest Payable on ESOP Loan                                 28,875,989                        19,291,000
                                                            ------------                      ------------

    Net Assets                                              $262,044,169                      $258,483,906
                                                            ============                      ============

The accompanying notes to financial statements and schedules are an integral part of these statements.

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM

                       STATEMENT OF CHANGES IN NET ASSETS


                      For the Year Ended December 31, 1994



Net Assets, beginning of year                                                                $258,483,906

Net Investment Income                                                                           9,374,325


Net Realized Gain on Securities Sold or
    Distributed                                                                                 4,498,522


Net Change in Unrealized Depreciation on
    Investments                                                                                (4,992,103)


Participants' Deposits                                                                         21,787,948


Columbia's Contributions                                                                       11,857,777


Distributions to Participants                                                                 (29,381,217)


Interest Expense on ESOP Loan                                                                  (9,584,989)
                                                                                              ------------


Net Assets, end of year                                                                      $262,044,169
                                                                                             =============



The accompanying notes to financial statements and schedules are an integral part of this statement.

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM

                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                    December 31, 1994 and December 31, 1993


1.       Description of the Plan

         The Employees' Thrift Plan of Columbia Gas System (Plan) was adopted by the Board of Directors of The Columbia Gas System, Inc. (Columbia) on May 1, 1958. Its purpose is to encourage employees to adopt a regular savings program and to provide additional security for retirement. Each employee who works for a Columbia company participating in the Plan is eligible to join the Plan on the first day of any month after completing twelve months of service. Participation is voluntary, and participants are fully and immediately vested in the Plan.

         The Plan offers a wide range of mutual funds to Plan participants through Fidelity Investments' family of mutual funds. The investment funds offered include:

         Columbia Stock Fund: This Fund consists almost entirely of Columbia Common Stock. A small portion is invested in money market instruments for administrative purposes.

         Confederation Life Guaranteed Investment Contract (GIC): The GIC is presented in the financial statements and Item 27(a) at contract value. The contract value reasonably approximates the fair market value of the GIC, as of August 11, 1994, the date the GIC assets were frozen.

         The Plan acquired the GIC on January 2, 1990 for $6.5 million from Confederation Life Insurance Company of Canada (Confederation Life). It was scheduled to mature on January 2, 1995. However, on August 12, 1994, the Canadian government seized Confederation Life and on the same date the Insurance Commissioner of the State of Michigan moved to seize all Confederation Life's U.S. assets in order to protect them. Shortly after Confederation Life's U.S. assets were seized, a segregated account was established by the Plan's trustee, Fidelity Management Trust Company (Fidelity-Boston), and the GIC assets were frozen.

         In January 1995, in response to these events, the Thrift Plan Committee received approval from the Columbia Gas and Columbia Gas Transmission (Transmission) boards of directors for loans to be made to the Plan for the purpose of providing Plan participants access to their frozen GIC assets. The Boards' acceptance was subject to approval from the Bankruptcy Court, Securities and Exchange Commission, United States Department of Labor and Internal Revenue Service. Since January 1995 approval has been received from the Bankruptcy Court and the Securities and Exchange Commission. The response from the United States Department of Labor and the Internal Revenue Service are expected shortly. The total amount of the loans will be approximately $6.7 million. This amount represents the accumulated value of the frozen investment in the GIC, including accrued interest, as of the close of business on August 11, 1994, less a small portion that was subsequently remitted to Plan participants. Columbia's loan share is approximately two-thirds and Transmission's loan share is approximately one-third. These loans are to be made unsecured and without interest. They are to be evidenced by notes and are to be non-recourse to participants or any assets held in the Plan. Repayment will be made only from the proceeds received from

         Confederation Life (from liquidation and rehabilitation proceedings or otherwise), state guaranty funds, and other sources, including litigation, in connection with the GIC. Should the ultimate recovery of these funds from Confederation Life and other sources be less than 100 percent, full repayment will be waived, and this cost will be borne by Columbia and Transmission.

         Retirement Money Market Portfolio: Fidelity Retirement Money Market Portfolio seeks to maximize current income consistent with the preservation of capital. The Fidelity Retirement Money Market Portfolio invests in high quality U.S. dollar denominated money market instruments of U.S. and foreign issuers.

         Magellan Fund: Fidelity Magellan Fund's goal is capital appreciation. Magellan primarily invests in common stock and securities convertible into common stock of U.S., multinational, and foreign companies of all sizes and industries that offer potential for growth. Up to 20% of the Fund may be invested in debt securities.

         Growth & Income Portfolio: Fidelity Growth & Income Portfolio is a growth and income mutual fund that seeks long-term capital growth, current income and growth of income with reasonable investment risk. The Portfolio primarily is invested in the securities of companies with the potential for growth of earnings while paying current dividends, as well as securities convertible into common stocks, preferred stocks and fixed income securities.

         Intermediate Bond Fund: Fidelity Intermediate Bond Fund is an income-oriented mutual fund that seeks a high level of current income. The Fund invests primarily in investment grade (rated Baa or better by Moody's or BBB or better by S&P) corporate debt obligations, as well as obligations issued or guaranteed by the U.S. Government and its agencies or instrumentalities, U.S. banks, prime commercial paper, as well as high quality foreign debt instruments.

         Overseas Fund: Fidelity Overseas Fund is a growth mutual fund that seeks long-term capital growth through investments in foreign securities in both developed and emerging markets. At least 65% of its total assets are invested in securities of issuers from at least three countries outside of North America. These securities include common stock, securities convertible to common stock and debt instruments of foreign corporations and governments. Currency hedging is permitted.

         Balanced Fund: Fidelity Balanced Fund is a growth and income mutual fund that seeks the highest amount of income possible consistent with preservation of capital by investing in a broadly diversified portfolio of high-yielding securities, including common stocks, preferred stocks and bonds. At least 25% of Balanced Fund's assets are always invested in fixed- income securities. The Fund maintains a diversified portfolio of stocks and bonds including foreign securities from time- to-time through all market conditions.

         U.S. Equity Index Portfolio: Fidelity U.S. Equity Index Portfolio is a growth and income mutual fund that seeks to duplicate the composition and total return of the Standard & Poor's 500 Composite Stock Price Index (S&P). The Portfolio invests primarily in the common stock of the 500 companies that make up the S&P.

         Effective July 1, 1994, the following funds were added as investment options:

         Contrafund: Fidelity Contrafund seeks capital appreciation by investing primarily in undervalued domestic and foreign stocks and securities convertible into common stocks. The fund seeks companies currently out of favor with the investing public. These companies may have favorable long-term outlooks due to termination of unprofitable operations, changes in management, industry or products, or possible mergers and acquisitions. A substantial portion of the portfolio is invested in medium to small capitalization stocks.

         Growth Company Fund: The Fidelity Growth Company Fund focuses on capital appreciation by investing primarily in common stocks with above-average growth characteristics. Investments include both foreign and domestic securities. Growth can be measured by earnings or gross sales.

         Europe Fund: The Fidelity Europe Fund seeks long-term capital growth by investing in companies that have their principal business activities in Western Europe. This fund may also invest in Eastern Europe. Normally, the fund intends to maintain investments in at least three different countries, though it may at times invest all of its assets in a single country.

         Pacific Basin Fund: Fidelity Pacific Basin Fund seeks long-term growth of capital by investing in companies that have their principal business activities in the Pacific Basin. The fund will generally be invested in at least three different countries, although it may at times invest all of its assets in one country.

         Capital Appreciation Fund: Fidelity Capital Appreciation Fund is a value/contrarian fund which seeks capital appreciation by investing primarily in common stocks, but may invest in other types of securities including preferred stocks and bonds. Investments include domestic and foreign securities. These securities may be issued by well-known and established cheap and out-of-favor companies as well as smaller, lesser-known companies. The fund seeks investment opportunities in companies involved in prospective acquisitions, spinoffs, consolidations and liquidations.

         Short-Term Bond Portfolio: The Fidelity Short-Term Bond Portfolio seeks current income consistent with preservation of capital, by investing in a broad range of investment grade fixed income securities. The assets of the fund will be invested in securities with a maturity of 1 to 3 years.

         Effective June 30, 1994, the following mutual fund was terminated as an investment option:

         Ginnie Mae Portfolio: The portfolio invests primarily in mortgage-backed securities issued by the Government National Mortgage Association and other obligations guaranteed as to the timely payment of principal and interest by the U.S. Government, although the portfolio itself is not guaranteed by the U.S. Government.

         Fidelity-Boston continues to be Trustee for the Fidelity family of mutual funds. First Fidelity Bank, N.A. (Fidelity-Philadelphia) continues to be Trustee for the Columbia Stock Fund and the Employee Stock Ownership Plan
(ESOP).

         Employees may deposit up to 6% of their monthly base pay subject to IRS limitations, in the various investment funds, and Columbia will match such deposits at various levels based on the period of an employee's participation in the Plan. Columbia's contributions are invested in the Columbia Stock Fund except for employees age 55 or older who may direct monthly Columbia contributions among any of those funds available for Plan participants' deposits. Employees may also invest up to an additional 10% of their monthly base pay, subject to IRS limitatins, but no additional contributions will be made by Columbia. Employee deposits may be made on an after-tax and/or before-tax basis. Before-tax deposits are not subject currently to Federal income tax but are taxable to the employee when they are withdrawn from the Plan. Prior to age 59-1/2, an active employee may withdraw before-tax deposits only under certain hardship conditions. If an employee makes a withdrawal from his account, his future deposits are subject to various suspension periods depending on the type of withdrawal. After-tax deposits are taxed before they go into the applicable Funds of the Plan; therefore, they will not be taxed again.

         Administrative expenses of the Plan are paid by the participating subsidiaries of Columbia.

         The value of participants' deposits in the Plan is reflected in Shares/Units in each applicable Fund. Each Share/Unit has a value equal to every other Share/Unit in that Fund. The value of a Share/Unit is determined daily by dividing the value of each Fund by its total number of outstanding Shares/Units.

         The following is a summary of the Share/Unit Values and Shares/Units outstanding as of:

                                                  December 31,                      December 31,
                                                      1994                               1993
                                       ------------------------------        ---------------------------
                                       Share/Unit           Shares/             Unit
                                          Value              Units             Value             Units
                                       -----------        ----------          --------         --------
                                           ($)                                  ($)
Columbia Stock Fund                          8.65         17,958,914             8.29        17,524,511
Confederation Life GIC                       1.00          6,838,984             1.00         7,067,099
Retirement Money
   Market Portfolio                          1.00         28,275,251             1.00        32,214,555
Ginnie Mae Portfolio                           --                 --            10.86           372,667
Magellan Fund                               66.80            292,847            70.85           228,632
Contrafund                                  30.28             61,796               --                --
Growth Company Fund                         27.26             29,061               --                --
Growth & Income Portfolio                   21.09            855,245            22.22           733,215
Intermediate Bond Fund                       9.83          4,560,092            10.78         5,140,542
Overseas Fund                               27.30            295,322            27.43           230,201
Europe Fund                                 20.00             44,141               --                --
Pacific Basin Fund                          16.19             73,712               --                --
Balanced Fund                               12.29          1,120,909            13.39         1,019,991
Capital Appreciation
   Fund                                     15.31             49,668               --                --
Short-Term Bond
   Portfolio                                 8.60            342,206               --                --
U.S. Equity Index
  Portfolio                                 16.91          2,287,943            17.27         2,379,340


       As of December 31, 1994 and 1993, the only security held by the Plan in excess of 5% of net assets was Columbia common stock, valued at $155,378,724 and $145,239,646, respectively.

       The above is a brief description of the Plan and is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.


2.     Chapter 11 Bankruptcy filings

       On July 31, 1991, Columbia and its wholly-owned subsidiary, Transmission, filed separate voluntary petitions seeking protection under Chapter 11 of the Federal Bankruptcy Code. Columbia and Transmission are currently operating as debtors-in-possession subject to the jurisdiction of the Bankruptcy Court. On April 17, 1995, Columbia and Transmission filed plans of reorganization with the Court to emerge from Chapter 11. Although there can be no assurance Columbia and Transmission will be able to complete a successful reorganization or what the impact of such reorganization may be, the Plan is not included in the Chapter 11 filings and management does not currently believe the pendency and resolution of such filings will adversely affect the reported financial status of the Plan. Although it is management's intention to continue to operate the Plan indefinitely, it is not possible to determine the ultimate effect, if any, of the bankruptcy proceedings upon the future operations of the Plan.

3.     Summary of significant accounting policies

       (A)    Valuation of Investments.

       The assets of the Plan are reflected in the accompanying Statements of Net Assets based on quoted market prices and per share net asset value. The investment contract is based on contract value, which reasonably approximated the fair market value of the asset as of August 11, 1994.

       (B)    Basis of accounting.

       The accounts of the Plan have been maintained on a modified cash basis of accounting by Fidelity-Boston for the family of mutual funds, and by Fidelity-Philadelphia for the Columbia Stock Fund and the ESOP Suspense Account, which holds the unallocated shares under the ESOP; however, the accompanying financial statements have been prepared on an accrual basis, by application of memorandum entries to reflect:

              (1) participants' deposits and Columbia's contributions receivable;

              (2)    ESOP loan payable; and

              (3)    interest payable on ESOP loan.


       (C)    Net realized gain (loss) on securities sold or distributed.

              The cost of securities sold or distributed is determined on the revalued cost of assets basis, whereby the cost of assets is adjusted to reflect the market value of assets as of the prior year end. The Plan recognized gains and losses on the sale of securities and the distribution of Columbia Gas Common Stock to withdrawn participants in settlement of their accounts equal to the difference between the revalued cost and market value of the securities sold or distributed through December 31, 1994. Sales of temporary investments, such as demand notes, United States Treasury Bills, Certificates of Deposit and commingled funds of money market instruments, have been excluded because no gains or losses resulted.

       (D)    Unrealized appreciation (depreciation) of investments.

              Fidelity-Boston determines the market value of all assets and share values on a daily basis. Unrealized appreciation (depreciation) is equal to the difference between the revalued cost of assets and market value of assets at December 31, 1994.

       (E)    Financial derivative disclosure.

              Plan assets are invested through thirteen mutual funds, any of which could from time-to-time utilize financial derivatives. New Generally Accepted Accounting Principles disclosure requirements require investment managers of such funds, e.g., Fidelity, to list in their financial statements the amount and purpose of such derivatives. Participants are provided with copies of the mutual funds' financial statements directly from Fidelity on a regular basis and should refer to these for information on this issue. Generally speaking, the investment managers use derivatives to hedge against certain unwanted actions, e.g., interest rate movements and foreign currency changes.


4.     Participating Companies

              The names of the participating companies, as of December 31, 1994, with contributions for the year ended December 31, 1994 are shown below:

                                                                           Columbia
                                                                        Contributions
                                                                        -------------
Columbia Coal Gasification Corp.  . . . . . . . . . . .                  $    10,051
Columbia Gas Development Corp.  . . . . . . . . . . . .                      279,957
Columbia Gas Transmission Corp. . . . . . . . . . . . .                    3,716,469
Columbia Gas of Kentucky, Inc.  . . . . . . . . . . . .                      301,155
Columbia Gas of Maryland, Inc.  . . . . . . . . . . . .                       78,977
Columbia Gas of Ohio, Inc.  . . . . . . . . . . . . . .                    3,813,000
Columbia Gas of Pennsylvania, Inc.  . . . . . . . . . .                    1,003,693
Columbia Gas System Service Corp. . . . . . . . . . . .                      734,641
Columbia Gulf Transmission Company  . . . . . . . . . .                      776,150
Columbia Propane Corp.  . . . . . . . . . . . . . . . .                       17,641
Columbia LNG Corp.  . . . . . . . . . . . . . . . . . .                       28,336
Columbia Natural Resources  . . . . . . . . . . . . . .                      449,943
Commonwealth Gas Services, Inc. . . . . . . . . . . . .                      389,983
Commonwealth Propane, Inc.  . . . . . . . . . . . . . .                      186,988
TriStar Ventures Corp.  . . . . . . . . . . . . . . . .                       27,212
Columbia Energy Services. . . . . . . . . . . . . . . .                       43,581
                                                                          ----------

    Total . . . . . . . . . . . . . . . . . . . . . . .                  $11,857,777
                                                                         ===========


5.     Employee Stock Ownership Plan

       In 1990, Columbia established an ESOP. The ESOP was designed to pre-fund a portion of the matching obligation under the terms of the Thrift Plan and to utilize tax advantages afforded by the Internal Revenue Code.

       In October 1991, the Board of Directors of Columbia authorized the termination of the ESOP subject to the approval of the Bankruptcy Court. It is anticipated that the termination will be part of Columbia's plan of reorganization. Upon termination, any shares of common stock of Columbia remaining in the ESOP Trust account would be sold and the proceeds paid to the holders of debentures issued under the ESOP. Any unpaid balance due would become subject to the subordinate guarantee of Columbia and become a claim to be resolved as part of the reorganization plan.

       In March, 1993, First National Bank of Boston (FNBB), Trustee for the Indenture under which the ESOP debt was issued, filed a complaint against Columbia alleging tortious interference with contract for failure to pay debt service and breach of fiduciary duty. On March 24, 1994, the Bankruptcy Court issued an order denying Columbia's motion for summary judgment on the pleadings. Columbia appealed this order to the U.S. District Court. On May 12, 1995, the U.S. District Court affirmed the Bankruptcy Court's order. Columbia believes that it has meritorious defenses to FNBB's claims and that the non-payment of ESOP debt will not affect the participants' benefits under the Plan, as Columbia expects the outstanding ESOP debt balance will be satisfied upon its emergence from bankruptcy.

6.     Distributions

       As of December 31, 1994 and 1993, amounts due to participants who had requested a withdrawal were $1,780,803 and $1,972,785, respectively.

7.     Tax Status

       See "Federal Tax Consequences" located elsewhere in this document for additional discussion of the tax status.

       The Plan received a favorable determination letter from the Internal Revenue Service in which it ruled that the Plan is in compliance with Section 401(a) and 401(k) and is exempt from taxation under Section 501(a) of the Internal Revenue Code (IRC). The Company and legal counsel are of the opinion that the Plan, as amended, meets the IRC requirements and, therefore, continues to be tax-exempt.

8.     Other

       Schedules A and B below reflect additional detail by Fund of the accompanying Statements of Net Assets, for the years ended December 31, 1994 and December 31, 1993 and Statement of Changes of Net Assets for the year ended December 31, 1994.

                                                                      Schedule A
                                                                     (p. 1 of 3)

                EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM
                           STATEMENT OF NET ASSETS
                     For the Year Ended December 31, 1994


                                                 COLUMBIA     CONFEDERATION    RETIREMENT
 ASSETS                            TOTAL        STOCK FUND      LIFE GIC     MONEY MARKET     GINNIE MAE     MAGELLAN
- ------------------------------------------------------------------------------------------------------------------------
 Investments:
 Columbia Stock Fund             $155,378,724  $155,378,724
 Confederation Life GIC             6,838,984                    $6,838,984
 Fidelity Mutal Funds:
     Retirement Money Market       28,275,251                                   $28,275,251
     Portfolio
     Ginnie Mae Portfolio                  --                                                          --
     Magellan Fund                 19,562,197                                                               $19,562,197
     Contrafund                     1,871,184
     Growth Company Fund              792,201
     Growth & Income               18,037,123
     Portfolio
     Intermediate Bond Fund        44,825,705
     Overseas Fund                  8,062,282
     Europe Fund                      882,814
     Pacific Basin Fund             1,193,399
     Balanced Fund                 13,775,972
     Capital Appreciation
     Fund                             760,419
     Short-Term Bond
     Portfolio                      2,942,976
     U.S. Equity Index
     Portfolio                     38,689,121
     ESOP                          33,309,119
                                  375,197,471   155,378,724       6,838,984      28,275,251            --    19,562,197

 Employer Contributions
 Receivable                           984,750       919,650              --          11,263            --         7,365
 Participant Deposits
 Receivable                         1,730,644       612,217              --         160,901            --       189,338

 Total Assets                     377,912,865   156,910,591       6,838,984      28,447,415            --    19,758,900

 LIABILITIES
 ESOP Loan Payable                 86,992,707            --              --              --            --            --
 Interest Payable on ESOP
 Loan                              28,875,989            --              --              --            --            --
 Net Assets                      $262,044,169  $156,910,591      $6,838,984     $28,447,415            --   $19,758,900

                                                                      Schedule A
                                                                     (p. 2 of 3)


                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM
                            STATEMENT OF NET ASSETS
                     For the Year Ended December 31, 1994

                                              GROWTH      GROWTH &    INTERMEDIATE    OVERSEAS
 ASSETS                       CONTRAFUND     COMPANY       INCOME         BOND          FUND          EUROPE
- -------------------------------------------------------------------------------------------------------------
 Investments:
 Columbia Stock Fund
 Confederation Life GIC
 Fidelity Mutal Funds:
     Retirement Money
     Market Portfolio
     Ginnie Mae Portfolio
     Magellan Fund
     Contrafund                $1,871,184
     Growth Company Fund                      $792,201
     Growth & Income                                     $18,037,123
     Portfolio
     Intermediate Bond Fund                                             $44,825,705
     Overseas Fund                                                                       $8,062,282
     Europe Fund                                                                                           $882,814
     Pacific Basin Fund
     Balanced Fund
     Capital Appreciation
     Short-Term Bond
     Portfolio
     U.S. Equity Index
     ESOP
                                1,871,184      792,201    18,037,123     44,825,705       8,062,282         882,814

 Employer Contributions
 Receivable                         1,543          518        10,678          9,215           4,790             222
 Participant Deposits
 Receivable                        19,464        8,534       138,671        199,452          62,500           6,698

 Total Assets                   1,892,191      801,253    18,186,472     45,034,372       8,129,572         889,734

 LIABILITIES
 ESOP Loan Payable                     --           --            --             --              --              --
 Interest Payable on ESOP
 Loan                                  --           --            --             --              --              --

 Net Assets                    $1,892,191     $801,253   $18,186,472    $45,034,372      $8,129,572        $889,734

                                                                      Schedule A
                                                                     (p. 3 of 3)

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM
                            STATEMENT OF NET ASSETS
                     For the Year Ended December 31, 1994

                               PACIFIC                     CAPITAL       SHORT-TERM     U.S. EQUITY         ESOP
 ASSETS                         BASIN       BALANCED    APPRECIATION       BOND            INDEX
- --------------------------------------------------------------------------------------------------------------------------------
 Investments:
 Columbia Stock Fund
 Confederation Life GIC
 Fidelity Mutal Funds:
     Retirement Money
     Market Portfolio
     Ginnie Mae Portfolio
     Magellan Fund
     Contrafund
     Growth Company Fund
     Growth & Income
     Portfolio
     Intermediate Bond Fund
     Overseas Fund
     Europe Fund
     Pacific Basin Fund       $1,193,399
     Balanced Fund                         $13,775,972
     Capital Appreciation                                    $760,419
     Short-Term Bond                                                       $2,942,976
     Portfolio
     U.S. Equity Index                                                                    $38,689,121
     ESOP                                                                                                $33,309,119
                               1,193,399    13,775,972        760,419       2,942,976      38,689,121     33,309,119

 Employer Contributions
 Receivable                          869         8,706            457           1,595           7,879             --
 Participant Deposits
 Receivable                       12,385        96,365          7,024          24,998         192,097             --

 Total Assets                  1,206,653    13,881,043        767,900       2,969,569      38,889,097     33,309,119

 LIABILITIES
 ESOP Loan Payable                    --            --             --              --              --     86,992,707
 Interest Payable on ESOP
 Loan                                 --            --             --              --              --     28,875,989

 Net Assets                   $1,206,653   $13,881,043       $767,900      $2,969,569     $38,889,097   $(82,559,577)

                                                                      Schedule A
                                                                     (p. 1 of 4)

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM
                            STATEMENT OF NET ASSETS
                     For the Year Ended December 31, 1993

                                                     COLUMBIA      CONFEDERATION    RETIREMENT
ASSETS                                TOTAL         STOCK FUND       LIFE GIC      MARKET MONEY      GINNIE MAE
- -------------------------------------------------------------------------------------------------------------------
Investments:
Columbia Stock Fund                 $145,239,646    $145,239,646
Confederation Life GIC                 7,067,099                       $7,067,099
Fidelity Mutal Funds:
    Retirement Money Market           25,147,456                                      $25,147,456
    Portfolio
    Ginnie Mae Portfolio               4,047,167                                                        $4,047,167
    Magellan Fund                     16,198,590
    Contrafund                                --
    Growth Company                            --
    Growth & Income                   16,292,041
    Intermediate Bond                 55,415,046
    Overseas                           6,314,414
    Europe                                    --
    Pacific Basin                             --
    Balanced                          13,657,686
    Capital Appreciation Fund                 --
    Short-Term Bond                           --
    U.S. Equity Index                 41,091,202
    ESOP                              31,714,837
                                     362,185,184     145,239,646        7,067,099      25,147,456        4,047,167

Employer Contributions                   934,189         864,456               --          14,600            2,057
Receivable
Participant Deposits Receivable        1,648,240         623,531               --         159,923           30,233

Total Assets                         364,767,613     146,727,633        7,067,099      25,321,979        4,079,457

LIABILITIES
ESOP Loan Payable                     86,992,707              --               --              --               --
Interest Payable on ESOP Loan         18,916,648              --               --              --               --
Net Assets                          $258,858,258    $146,727,633       $7,067,099     $25,321,979       $4,079,457

                                                                      Schedule A
                                                                     (p. 2 of 4)

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM
                            STATEMENT OF NET ASSETS
                     For the Year Ended December 31, 1993

                                                                      GROWTH           GROWTH &      INTERMEDIATE
ASSETS                               MAGELLAN       CONTRAFUND        COMPANY           INCOME           BOND
- -------------------------------------------------------------------------------------------------------------------------
Investments:
Columbia Stock Fund
Confederation Life GIC
Fidelity Mutal Funds:
    Retirement Money Market
    Portfolio
    Ginnie Mae Portfolio
    Magellan Fund                    $16,198,590
    Contrafund                                                --
    Growth Company                                                             --
    Growth & Income                                                                   $16,292,041
    Intermediate Bond                                                                                  $55,415,046
    Overseas
    Europe
    Pacific Basin
    Balanced
    Capital Appreciation Fund
    Short-Term Bond
    U.S. Equity Index
    ESOP
                                      16,198,590              --               --      16,292,041       55,415,046

Employer Contributions
Receivable                                 7,377              --               --          10,210           13,433
Participant Deposits Receivable          150,884              --               --         125,256          221,731

Total Assets                          16,356,851              --               --      16,427,507       55,650,210

LIABILITIES
ESOP Loan Payable                             --              --               --              --               --
Interest Payable on ESOP Loan                 --              --               --              --               --

Net Assets                           $16,356,851              --               --     $16,427,507      $55,650,210

                                                                      Schedule A
                                                                     (p. 3 of 4)

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM
                            STATEMENT OF NET ASSETS
                     For the Year Ended December 31, 1993

                                                                                                        CAPITAL
ASSETS                               OVERSEAS         EUROPE      PACIFIC BASIN      BALANCED      APPRECIATION FUND
- ------------------------------------------------------------------------------------------------------------------------
Investments:
Columbia Stock Fund
Confederation Life GIC
Fidelity Mutal Funds:
    Retirement Money Market
    Portfolio
    Ginnie Mae
    Magellan
    Contrafund
    Growth Company
    Growth & Income
    Intermediate Bond
    Overseas                          $6,314,414
    Europe                                                    --
    Pacific Basin                                                              --
    Balanced                                                                          $13,657,686
    Capital Appreciation Fund                                                                                     --
    Short-Term Bond
    U.S. Equity Index
    ESOP
                                       6,314,414              --                -      13,657,686                 --

Employer Contributions
Receivable                                 3,351              --               --           9,884                 --
Participant Deposits Receivable           43,156              --               --          83,237                 --

Total Assets                           6,360,921              --               --      13,750,807                 --

LIABILITIES
ESOP Loan Payable                             --              --               --              --                 --
Interest Payable on ESOP Loan                 --              --               --              --                 --

Net Assets                            $6,360,921              --               --     $13,750,807                 --

                                                                      Schedule A
                                                                     (p. 4 of 4)

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM
                            STATEMENT OF NET ASSETS
                     For the Year Ended December 31, 1993


ASSETS                                 Short-Term Bond            U.S. Equity Index                   ESOP
- -----------------------------------------------------------------------------------------------------------------------
Investments:
Columbia Stock Fund
Confederation Life GIC
Fidelity Mutal Funds:
    Retirement Money Market
    Portfolio
    Ginnie Mae
    Magellan
    Contrafund
    Growth Company
    Growth & Income
    Intermediate Bond
    Overseas
    Europe
    Pacific Basin
    Balanced
    Capital Appreciation Fund
    Short-Term Bond                                     --
    U.S. Equity Index                                                         $41,091,202
    ESOP                                                                                                 $31,714,837
                                                        --                     41,091,202                 31,714,837

Employer Contributions Receivable                       --                          8,821                         --
Participant Deposits Receivable                         --                        210,289                         --

Total Assets                                            --                     41,310,312                 31,714,837

LIABILITIES
ESOP Loan Payable                                       --                             --                 86,992,707
Interest Payable on ESOP Loan                           --                             --                 18,916,648

Net Assets                                              --                    $41,310,312               $(74,194,518)

                                                                      Schedule B
                                                                     (p. 1 of 2)


                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM
                       STATEMENT OF CHANGES IN NET ASETS
                     FOR THE YEAR ENDED DECEMBER 31, 1994


                                               COLUMBIA      RETIREMENT     CONFEDERATION
                                  TOTAL       STOCK FUND    MONEY MARKET      LIFE GIC       GINNIE MAE        MAGELLAN
============================================================================================================================
 Net Assets, Beginning of
    Year                      $258,858,258    $146,727,633     $25,321,979      $7,067,099     $4,079,457      $16,356,851
 Net Investment Income           9,374,325              --       1,199,019         343,824        108,822          714,182
 Net Realized Gain/(Loss)
    on Securities Sold or
    Distributed                  4,498,522       6,110,315              --                      (243,099)         (432,059)
 Net Change Unrealized
    Appreciation/(Depreciat
    ion) of  Investments        (4,992,103)      1,328,947              --                            176         (642,621)
 Participants' Deposits         21,787,948       7,419,165       2,613,229                        162,257        2,356,173
 Columbia Contributions         11,857,777      11,023,371         164,037                         10,404           98,431
 Distributions                 (29,381,217)   (11,306,284)     (6,585,222)         (1,573)      (226,844)         (953,226)
 Interfund Exchanges                    --     (4,392,556)       5,734,373       (570,366)    (3,891,173)        2,261,169
 Interest Expense on ESOP
    Loan                        (9,959,341)             --              --                             --               --

 Net Assets, End of Year      $262,044,169    $156,910,597     $28,447,415      $6,838,984             --      $19,758,900

                                                GROWTH        GROWTH &
                               CONTRAFUND      COMPANY         INCOME
=========================================================================
 Net Assets, Beginning of                             --
    Year                                 --                 $16,427,507
 Net Investment Income                   --       30,072      1,327,180
 Net Realized Gain/(Loss)
    on Securities Sold or
    Distributed                       2,246          472       (55,921)
 Net Change Unrealized
    Appreciation/
    (Depreciation)
    of Investments                   19,416     (23,230)      (917,924)
 Participants' Deposits             101,648       43,379      1,728,850
 Columbia Contributions               7,179        2,163        134,858
 Distributions                     (16,642)      (6,146)    (1,399,360)
 Interfund Exchanges              1,778,344      754,543        941,282
 Interest Expense on ESOP
    Loan                                 --           --             --

 Net Assets, End of Year         $1,892,191     $801,253    $18,186,472

                                                                      Schedule B
                                                                     (p. 2 of 2)


                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM
                       STATEMENT OF CHANGES IN NET ASETS
                     FOR THE YEAR ENDED DECEMBER 31, 1994


                              INTERMEDIATE                                                                   CAPITAL
                                  BOND        OVERSEAS       EUROPE     PACIFIC BASIN      BALANCED       APPRECIATION
============================================================================================================================
 Net Assets, Beginning of
    Year                        $55,650,210    $6,360,921           --              --      $13,750,807               --
 Net Investment Income            3,491,224       139,730       13,889         143,860          471,211           70,362
 Net Realized Gain/(Loss)
    on Securities Sold or
    Distributed                   (817,148)       264,622       18,496         (5,023)        (294,323)              372
 Net Change Unrealized
    Appreciation/
    (Depreciation)
    of Investments              (3,801,648)     (382,095)      (9,396)       (208,197)      (1,046,517)         (54,158)
 Participants' Deposits           2,570,628       760,919       39,275          73,510        1,178,972           24,710
 Columbia Contributions             126,813        55,448        2,328           4,221          112,054            2,541
 Distributions                  (4,458,407)     (443,766)        (128)        (16,563)        (853,587)          (5,574)
 Interfund Exchanges            (7,727,300)     1,373,793      825,270       1,214,845          562,426          729,647
 Interest Expense on ESOP
    Loan                                 --            --           --              --               --               --

 Net Assets, End of Year        $45,034,372    $8,129,572     $889,734      $1,206,653      $13,881,043         $767,900

                           SHORT-TERM           INDEX
                             BOND            U.S. EQUITY        ESOP
===========================================================================
 Net Assets, Beginning of
    Year                              --     $41,310,312    $(74,194,518)
 Net Investment Income            85,548       1,234,294           1,108
 Net Realized Gain/(Loss)
    on Securities Sold or
    Distributed                      453        (50,881)               --
 Net Change Unrealized
    Appreciation/
    (Depreciation)
    of Investments             (112,833)       (735,197)       1,593,174
 Participants' Deposits          178,893       2,536,340               --
 Columbia Contributions           13,232         100,697               --
 Distributions                 (190,085)     (2,917,810)               --
 Interfund Exchanges           2,994,361     (2,588,658)               --
 Interest Expense on ESOP
    Loan                              --              --      (9,959,341)

 Net Assets, End of Year      $2,969,569     $38,889,097    $(82,559,577)


Employer ID#: 13-1594808
Plan #: 002



                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM

           ITEM 27(a) SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1994


        Identity of Issue,
         Borrower, Lessor,
         or Similar Party                       Description of Investment                  Cost(3)                 Value
       ---------------------              ------------------------------------             -------         --------------
  Columbia                         17,958,914 units of Columbia Stock Fund(1)                 --              $155,378,724

  Fidelity-Boston                  28,275,251 shares of Money Market Portfolio                --                28,275,251

  Confederation Life               8.8% Guaranteed Investment Contract                        --                 6,838,984

  Fidelity-Boston                  292,847 shares of Magellan Fund                            --                19,562,197

  Fidelity-Boston                  61,796 shares of Contrafund                                --                 1,871,184

  Fidelity-Boston                  29,061 shares of Growth Company Fund                       --                   792,201

  Fidelity-Boston                  855,245 shares of Growth & Income Portfolio                --                18,037,123

  Fidelity-Boston                  4,560,092 shares of Intermediate Bond Fund                 --                44,825,705

  Fidelity-Boston                  295,322 shares of Overseas Fund                            --                 8,062,282

  Fidelity-Boston                  44,141 shares of Europe Fund                               --                   882,814

  Fidelity-Boston                  73,712 shares of Pacific Basin Fund                        --                 1,193,399

  Fidelity-Boston                  1,120,909 shares of Balanced Fund                          --                13,775,972

  Fidelity-Boston                  49,668 shares of Capital Appreciation Fund                 --                   760,419

  Fidelity-Boston                  342,206 shares of Short-Term Bond Portfolio                --                 2,942,976

  Fidelity-Boston                  2,287,943 shares of U.S. Equity Index Portfolio            --                38,689,121

  Columbia                         ESOP(2)                                                    --                33,309,119
                                                                                                              ------------


                                   TOTAL THRIFT PLAN(3)                                                       $375,197,471
                                                                                                              ============

(1) Actual shares of The Columbia Gas System, Inc. Common Stock held equals 6,557,093.

(2) Actual shares of The Columbia Gas System, Inc. Common Stock held equals 1,416,155.

(3) Records are maintained by Fidelity-Boston on a fair market value basis; therefore, cost basis information is unavailable.

Employer ID#: 13-1594808
Plan #: 002

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM

                 Item 27(d) Schedule of Reportable Transactions

                        Individual Transactions By Issue

                      For The Year Ended December 31, 1994




  Identity     Description     Purchase                                    Cost of     Current Value of Asset on
  of Party        of Asset        Price     Selling Price    Expenses        Asset           Transaction Date       Net Gain (Loss)
 -----------    ------------    ---------   -------------    --------      ---------         ----------------       ---------------
   No Reportable Transactions.



   NOTE:  There were no lease rentals during the year.

Employer ID#: 13-1594808
Plan #: 002

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM

                 Item 27(d) Schedule of Reportable Transactions

                        Cumulative Transaction By Issue

                      For The Year Ended December 31, 1994



             Identity                    Description                   Purchase             Selling
             of Party                      of Asset                     Price                Price
         ----------------           ---------------------           -------------         ------------
      Columbia                 Columbia Stock Fund                   $ 35,221,211        $32,513,131

      Fidelity-Boston          Retirement Money Market                 32,023,067         30,094,830
                               Portfolio

      Fidelity-Boston          Magellan Fund                           15,436,865         10,998,578

      Fidelity-Boston          Intermediate Bond Fund                   9,156,154        15, 126,699

                                                                  Current Value of
             Identity                          Cost of                Asset on                Net Gain
             of Party          Expenses       Asset(1)           Transaction Date(1)          or(Loss)
         ----------------      --------      -----------         --------------------         --------
      Columbia                    --              --                     --                     $110,176

      Fidelity-Boston             --              --                     --                           --

      Fidelity-Boston             --              --                     --                       81,848

      Fidelity-Boston             --              --                     --                      239,981


(1) Records are maintained by Fidelity-Boston; cost and current value information are unavailable.

NOTE: There were no lease rentals during the year.

                            FEDERAL TAX CONSEQUENCES

Thrift Plan accounts can be paid in different ways and at different times - depending on the needs and the various alternatives requested by the participants. Accordingly, the federal, state and local tax laws may affect each participant's individual situation.

It is not possible to explain here all of the tax implications of each individual situation. Thus, each participant should seek competent advice from a tax advisor prior to requesting a distribution from the Thrift Plan.

Generally:

      - after-tax deposits are taxed before they go into the Plan so they will not be taxed again.

      - before-tax deposits are not subject to federal income tax before they go into the Plan and as long as they remain in the Plan, but are generally taxable when received.

      - before-tax deposits are subject to current Social Security taxes, and may be subject to current state and local taxes as well.

      - withdrawals of investment earnings, Columbia contributions, or before-tax deposits are subject to federal income tax; an additional 10% tax is payable if the withdrawal is made prior to age 59-1/2, with the following exceptions:

            -    withdrawals made because of disability, or death;

            - withdrawals made after the participant's separation from service after attainment of age 55;

            - withdrawals after the participant's separation from service payable at least annually in substantially equal installments over the life (or life expectancy) of the employee or the joint lives (or life expectancies) of the participant and a designated beneficiary;

            - withdrawals made to cover a family member's deductible medical expenses; and

            - withdrawals made to comply with a qualified domestic relations order (QDRO).

Note: A QDRO arises out of court proceedings in which a spouse, child or other dependent is awarded a share of the participant's Thrift Plan account as a marital asset.

The 1/1/87 Tax Rule

During employment, a participant may withdraw after-tax deposits placed into the Plan before 1/1/87 without federal tax liability, since these monies were taxed before being deposited.

The situation is different as to withdrawals of after-tax deposits placed into the Plan on or after 1/1/87. Participants may not withdraw only their deposits. To accelerate collection of tax the federal tax law requires that each withdrawal be prorated among after-tax deposits, before-tax deposits and investment earnings.

Subject to the exceptions noted above, when taxable amounts are withdrawn, federal income tax plus an additional 10% tax is due if the withdrawal is made prior to age 59-1/2.


Taxation of A Hardship Withdrawal

Hardship withdrawals are subject to the federal income tax plus the additional 10% tax unless they are made on or after the date on which the participant attains age 59-1/2 or are made to cover a family member's deductible medical expenses.

Lump Sum Distributions

A "lump sum distribution" qualifies for special treatment under the federal tax laws. A lump sum distribution is the payment, within the same year, of the participant's entire balance under the Plan that is payable (i) on account of the participant's disability or death, (ii) after the participant has reached age 59-1/2, or (iii) on account of the participant's separation from employment. Except in the case of payments to a beneficiary on account of the participant's death, the participant must also have been a participant in the Thrift Plan for five years. The following rules apply to lump sum distributions:


      1. The portion of the distribution representing a return of after-tax deposits is not subject to federal income tax. If the participant was age 50 or older before January 1, 1986, he may make a one-time election (before or after reaching age 59 1/2) of a special "ten-year averaging" available under pre-1987 tax law, or a special "five-year averaging" available under the Tax Reform Act of 1986. In general, ten-year averaging allows the participant to calculate the tax on his distribution separately from other income as if equal portions of the distribution were received over a ten-year period using 1986 tax rates. If elected, pre-1987 capital gain rules (using a 20% tax rate) will apply to the taxable portion allocated to years prior to 1974. Five-year averaging is similar, but the averaging period is shorter, as the name implies, and uses the tax rates in effect in the year of the distribution. Participants must have attained the age of 59-1/2 in order to elect five-year averaging.

            If the participant was younger than age 50 on January 1, 1986, he can only make a one-time election of "five-year averaging" provided his account is paid in a lump sum after reaching age 59-1/2.


      2. Unless the participant otherwise elects, taxation of net unrealized appreciation on Columbia stock distributed in a lump sum is deferred until the shares are sold. At that time, gains realized will be considered as long-term capital gains to the extent of the unrealized appreciation at the time of the distribution. If the value of the stock has increased between the time of the distribution and sale, the additional gain is subject to the normal holding period on capital gains. The five-year participation requirement for lump sum treatment does not apply.

            If a participant's distribution of Columbia stock does not qualify for lump sum treatment, then the deferral of taxation for net unrealized appreciation applies only to stock attributable to a participant's after-tax participant contributions.


Annuity Distributions and Periodic Payments

If the participant elects to receive a distribution in the form of an annuity, or in a series of equal periodic payments over more than one year, a portion of each payment will be considered non-taxable to the extent it represents a participants after tax deposits. In general, the portion that is not taxable is determined by multiplying each payment by a fraction, the numerator of which is the participant's total after-tax deposits (if any) and the denominator of which is the total expected payments. If the participant's payments started after December 31, 1986, then the following rule applies: once the total amount of payments treated as non-taxable equals the total amount of the participant's after-tax deposits, all subsequent payments are fully taxable.
If a participant's payments started before January 1, 1987, this rule does not apply. Furthermore, if the participant's payments started on or before July 1, 1986 and all of his after-tax deposits were recoverable within the first three years, after-tax deposits were treated as recovered first (and therefore nontaxable), with all subsequent payment being fully taxable.


Other Rules

Different rules may apply to payments made directly to beneficiaries and to payments to persons who are "alternate payees" under a QDRO.

Under the Tax Reform Act of 1986, an additional excise tax of 15% may also apply where an individual receives, within one calendar year, retirement distributions from one or more qualified plans in excess of a specific statutory amount.


Required Withholding

As of January 1, 1993, the Plan is required by federal law to withhold 20% from the taxable portion of any cash distribution of the participant's Thrift Plan Account made directly to the participant. The participant may avoid the 20% withholding only by arranging for the Plan to make the distribution on the participant's behalf directly to an Individual Retirement Account (IRA) or other qualified benefit plan or annuity. Pursuant to this arrangement, a participant may not personally receive any distribution of his Plan interest. However, the required 20% withholding does not apply to the following distributions:

          - payments that will continue over the participant's life or life expectancy or over the joint lives or life expectancies of the participant and a beneficiary;

          -     payments payable in installments over 10 years or more;

          -     required distributions after age 70-1/2;

          -     corrective distributions; or

          -     payments expected to total less than $200 annually.

                                   SIGNATURE


          Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        EMPLOYEES' THRIFT PLAN OF
                                          COLUMBIA GAS SYSTEM


June 28, 1995                        By    /s/    M. W. O'Donnell
                                         --------------------------------
                                                  M. W. O'Donnell
                                              Chief Financial Officer